LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COMWWW.REVERSE-MERGER.COMHTTP://WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

May 17, 2012

VIA ELECTRONIC EDGAR FILING

Michael Clampitt, Senior Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Omega Commercial Finance Corporation

Registration Statement on Form S-1

Filed March 29, 2012

File No. 333-180443

Dear Mr. Clampitt:

We have electronically filed herewith on behalf of Omega Commercial Finance Corporation (the “Registrant”) Amendment No. 1 to the above-referenced Form S-1.  This Amendment No. 1 is marked with  tags to show changes made from the previous filings.  In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Jon S. Cummings, IV dated April 24, 2012.  We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Domestic Company

Comment 1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

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Describe how and when a company may lose emerging growth company status;

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A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

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Your election under Section 107(b) of the Startups Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Response 1: We have revised our disclosure to reflect the foregoing.  We have included the following risk factor:

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

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have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

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comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

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submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

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disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In the MD&A section, we have added the following disclosure:

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•

have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•

submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•

disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

General

Comment 2. Provide a legal analysis of your eligibility to have the selling shareholder sell at the market on Form S-1.

Response 2:

As reflected in the revised Registration Statement, we have reduced the amount of shares we are registering on behalf of the selling shareholder from 2,000,000 to 1,600,000 shares.  These 1,600,000 shares (when issued and added to the 32,885,900 shares currently outstanding) will represent less than 4.64% of the 34,485,900 total outstanding shares of common stock of the company and less than 8.34% of the 19,185,800 total outstanding shares held by non-affiliates.  Furthermore, pursuant to the Investment Agreement with the selling shareholder, the selling shareholder is prohibited from acquiring more than 4.99% of the Company’s outstanding shares of common stock.

Therefore, we contend that this particular resale registration does not constitute an indirect primary offering on behalf of the Company.

We understand that, in the past several years, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) has become increasingly concerned about the public resale of securities purchased in so-called “toxic” PIPE transactions.  In these transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock or that would automatically reset at periodic intervals based upon reductions (but not increases) in the issuer's stock price (“Toxic Transactions”).  The continual readjustment of conversion prices sent some issuers' stock into “death spirals”, creating market overhang and thereby exerting continuous downward pressure on an already falling stock price, while simultaneously increasing dilution as the investors in the Toxic Transaction became entitled to a greater number of shares.  In some of these cases, the shares held by investors who did not participate in these Toxic Transactions were ultimately rendered worthless.

We also understand that, in order to combat the effect of these Toxic Transactions, the Commission sought to discourage them and to minimize their impact by limiting the ability of the investors in those transactions to have their shares registered.   In order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates, with particular emphasis on those situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes (the “Float Limit”).  We understand that the Float Limit was merely intended to be a screening test and not a substitute for a complete analysis of all the relevant facts and circumstances surrounding the transaction.

It has been reported recently that the Commission is no longer imposing the Float Limit in cases involving the registration for resale of securities that did not involve Toxic Transactions.  All of the shares being registered for resale under the Registration do not possess any of the toxic features that have historically implicated the Staff’s unease.  Therefore, we believe that the transactions underlying the registration of the securities to which the Registration Statement relates should not be restricted in the same manner as a Toxic Transaction.

Comment 3. Provide a legal analysis of your 2009 eligibility to deregister under Section 12 and to cease filing Exchange Act reports with the Commission. We note that you reported having 2489 shareholders of record.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Response 3: At the time the Company filed its Form 15 in September 2009, it was under the impression that it was properly deregistered and was no longer obligated to file Exchange Act reports with the Commission.  Also, the Commission did not object or challenge the eligibility of the Company to deregister.

Comment 4. Please provide us, with a view toward disclosure in the prospectus, with detailed disclosure of the potential profits to Dutchess as a result of the discount it will pay for stock purchased pursuant to the Put Rights.

Response 4:  As disclosed throughout the Registration Statement, we entered into the Investment Agreement with Dutchess pursuant to which, in part, we may exercise our Put right (i.e., draw on the Equity Line of Credit) from time to time, as and when we deem appropriate in accordance with the terms and conditions of the Investment Agreement.  A maximum number of shares may be issued under this Equity Line at per-share prices set at 95% of the lowest daily volume weighted average price of our common stock during the 5 consecutive trading day period beginning on the date of delivery of the applicable put notice.

Moreover, the Company has not issued, nor is it committed to issue, to Dutchess in connection with the Investment Agreement any stock purchase warrants, stock options, or other securities convertible into shares of common stock.

Therefore, the Company contends that such potential profit analysis under this scenario would be virtually impossible to reliably quantify and therefore should not be included in the Registration Statement.

Comment 5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions, if any, between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

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the date of the transaction;

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the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

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the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

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the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

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the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

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the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

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the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response 5:  On February 6, 2008, the Company entered into an Investment Agreement with Dutchess in which the Company had a put right/equity line of credit similar to that of the arrangement disclosed in this Registration Statement.  That investment agreement and the shares underlying the put right set forth therein were the subject of a Form S-1 Registration Statement filed by the Company on February 14, 2008 (which was subsequently withdrawn on March 11, 2008) and a Form S-1 filed on July 15, 2008 and subsequently withdrawn on April 20, 2009.

No securities transactions were ever consummated pursuant to that Investment Agreement, which is null and void because it was conditional on the effectiveness of the Form S-1 Registration Statement which was withdrawn as described above.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

We have revised our disclosure in this Registration Statement to include the following:

By way of background, on February 6, 2008, we previously entered into an investment agreement with Dutchess in which we had a put right/equity line of credit.  That investment agreement and the shares underlying the put right set forth therein were the subject of our Form S-1 Registration Statement filed on February 14, 2008 (which was subsequently withdrawn on March 11, 2008) and our Form S-1 filed on July 15, 2008 and subsequently withdrawn on April 20, 2009.  We never consummated a securities transaction pursuant to that investment agreement, which is null and void because it was conditional on the effectiveness of the Form S-1 Registration Statement which was withdrawn as described above.

Comment 6. Please provide us, with a view toward disclosure in the prospectus, disclosure comparing the number of shares outstanding prior to the Investment Agreement that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder.

Response 6: The following disclosure was added in the prospectus:

The following table compares the number of shares of our common stock outstanding prior to the Investment Agreement that are held by persons other than the selling shareholder, affiliates of the Company, and affiliates of the selling shareholder.

Name of Shareholder	Shares of common stock owned prior to Investment Agreement	Shares of common stock owned after Investment Agreement
Jon S. Cummings, IV	3,275,100	3,275,100
Clarence Williams	25,000	25,000
Omega Capital Funding LLC	12,000,000	12,000,000
Flavio Zuanier	2,000,000	2,000,000
Dutchess(1)	0	1,600,000
Other shareholders	15,585,800	15,585,800
Total shares outstanding	32,885,900	34,485,900

(1)  We have not yet exercised our put right, but this table is based on the assumption that we have done so for 1,600,000 shares of common stock.

Comment 7. Please address the affiliate status of the selling shareholder. Provide us, with a view toward disclosure in the prospectus, with:

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a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

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copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Response 7.

As disclosed in the section “Investment Agreement and Registration Rights Agreement”, we entered into the Investment Agreement with Dutchess on March 12, 2012.  Pursuant to the Investment Agreement, Dutchess committed to purchase up to $25 million of our common stock, over the course of 36 months.  The aggregate number of shares issuable by us and purchasable by Dutchess under the Investment Agreement is limited by the dollar amount sold, in this instance no more than $25 million, and will depend upon the trading price of our shares.

As reflected in the revised Registration Statement, we have reduced the amount of shares we are registering on behalf of the selling shareholder from 2,000,000 to 1,600,000 shares.  These 1,600,000 shares (when issued and added to the 32,885,900 shares currently outstanding) will represent less than 4.64% of the 34,485,900 total outstanding shares of common stock of the company and less than 8.34% of the 19,185,800 total outstanding shares held by non-affiliates.  Furthermore, pursuant to the Investment Agreement with the selling shareholder, the selling shareholder is prohibited from acquiring more than 4.99% of the Company’s outstanding shares of common stock. Accordingly, the selling shareholder is not an affiliate.

Previously, on February 6, 2008, we entered into an Investment Agreement with Dutchess in which we had a put right/equity line of credit similar to that of the arrangement disclosed in this Registration Statement.  That investment agreement and the shares underlying the put right set forth therein were the subject of a Form S-1 Registration Statement filed by the Company on February 14, 2008 (which was subsequently withdrawn on March 11, 2008) and a Form S-1 filed on July 15, 2008 and subsequently withdrawn on April 20, 2009.

No securities transactions were ever consummated pursuant to that Investment Agreement, which is null and void because it was conditional on the effectiveness of the Form S-1 Registration Statement which was withdrawn as described above.

We have revised our disclosure in this Registration Statement to include the following:

By way of background, on February 6, 2008, we previously entered into an investment agreement with Dutchess in which we had a put right/equity line of credit.  That investment agreement and the shares underlying the put right set forth therein were the subject of our Form S-1 Registration Statement filed on February 14, 2008 (which was subsequently withdrawn on March 11, 2008) and our Form S-1 filed on July 15, 2008 and subsequently withdrawn on April 20, 2009.  We never consummated a securities transaction pursuant to that investment agreement, which is null and void because it was conditional on the effectiveness of the Form S-1 Registration Statement which was withdrawn as described above.

Moreover, your comment 7 refers to the sale of convertible notes, which we believe was in error because we have no such securities outstanding nor do we plan on issuing same in this offering.

Comment 8. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by the selling shareholder.

Response 8.  In footnote 2 to the table in the section “Selling Security Holder”, we have disclosed the following:

Dutchess is a Delaware limited partnership.  Michael Novielli and Douglas H. Leighton are managing members of Dutchess Capital Management, II, LLC, which is the General Partner of Dutchess Opportunity Fund II, LP with voting and investment power over the shares.

Investment Agreement and Registration Rights Agreement, page 7

Comment 9. Revise to disclose the date when the company received payment for the 2 million shares and the aggregate price and net proceeds to the company. In this regard, we note the 2,000,000 exceeds the 4.99% limit included in the Investment Agreement. Revise to disclose how this issuance does not violate the Agreement and add additional disclosure regarding the Company’s inability to put shares to the Investors due to this limit. Finally, revise to add a risk factor discussing the risk that the Company will be unable to put shares to the Investor.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Response 9.  We have revised the disclosure to reflect that we have not yet drawn down on the Equity Line and that we have reduced to 1,600,000 the number of shares we are registering in this offering.

We have added the following disclosure:

Nevertheless, we will not be entitled to put shares to Dutchess to the extent that such shares would cause Dutchess' beneficial ownership to exceed 4.99% of our outstanding shares.

The following risk factor is already included in the prospectus:

We may not be able to access sufficient funds under the Equity Line when needed.

Our ability to put shares to Dutchess and obtain funds under the Equity Line is limited by the terms and conditions in the Investment Agreement, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time, which is determined in part by the trading volume of our common stock, and a limitation on our ability to put shares to Dutchess to the extent that it would cause Dutchess to beneficially own more than 4.99% of our outstanding shares.

Comment 10. Provide disclosure on the background of and reasons for these agreements.

Response 10.  The Company approached Dutchess in early 2008 to participate in its Equity Line of Credit program. There was and is a serious need for operating capital as an emerging growth company to facilitate and implement the Company’s lending platform and strategies.  Thus, on February 6, 2008, the Company entered into an Investment Agreement with Dutchess in which it had a put right/equity line of credit similar to that of the arrangement disclosed in this Registration Statement.  That investment agreement and the shares underlying the put right set forth therein were the subject of a Form S-1 Registration Statement filed by the Company on February 14, 2008 (which was subsequently withdrawn on March 11, 2008) and a Form S-1 filed on July 15, 2008 and subsequently withdrawn on April 20, 2009.  The Company withdrew those registration statements because of the lack of funds necessary to fund the expenses attendant to such a registration.

No securities transactions were ever consummated pursuant to that Investment Agreement, which is null and void because it was conditional on the effectiveness of the Form S-1 Registration Statement which was withdrawn as described above.

In early 2012 the Company again contacted Dutchess to utilize the Equity Line of Credit program to implement a new lending platform and strategies.

We have revised our disclosure in this Registration Statement to include the following:

By way of background, on February 6, 2008, we previously entered into an investment agreement with Dutchess in which we had a put right/equity line of credit.  That investment agreement and the shares underlying the put right set forth therein were the subject of our Form S-1 Registration Statement filed on February 14, 2008 (which was subsequently withdrawn on March 11, 2008) and our Form S-1 filed on July 15, 2008 and subsequently withdrawn on April 20, 2009.  We never consummated a securities transaction pursuant to that investment agreement, which is null and void because it was conditional on the effectiveness of the Form S-1 Registration Statement which was withdrawn as described above.

Comment 11. Disclose the recent prior attempts at raising capital through the sale of equity securities, including the withdrawn public offering. Explain any influence of the withdrawn registration statement on the new investors.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Response 11.  The Company approached Dutchess in early 2008 to participate in its Equity Line of Credit program. There was and is a serious need for operating capital as an emerging growth company to facilitate and implement the Company’s lending platform and strategies.  Thus, on February 6, 2008, the Company entered into an Investment Agreement with Dutchess in which it had a put right/equity line of credit similar to that of the arrangement disclosed in this Registration Statement.  That investment agreement and the shares underlying the put right set forth therein were the subject of a Form S-1 Registration Statement filed by the Company on February 14, 2008 (which was subsequently withdrawn on March 11, 2008) and a Form S-1 filed on July 15, 2008 and subsequently withdrawn on April 20, 2009.  The Company withdrew those registration statements because of the lack of funds necessary to fund the expenses attendant to such a registration.

No securities transactions were ever consummated pursuant to that Investment Agreement, which is null and void because it was conditional on the effectiveness of the Form S-1 Registration Statement which was withdrawn as described above.

In early 2012 the Company again contacted Dutchess to utilize the Equity Line of Credit program to implement a new lending platform and strategies.

We do not believe that the withdrawn registration statement has any influence on the new investor, because the new investor is Dutchess which is the same investor that was involved with the withdrawn registration statement.

Comment 12. Expand the first paragraph to provide an example of the number and percentage of shares represented by the $25 million amount assuming the current price.

Response 12. For example, assuming our stock traded at $0.02 per share, then a $25 million put would represent 1,250,000,000 shares, more than 30 times our current outstanding shares.  However, the terms of the investment agreement and this registration statement would limit the amount of shares issuable to 1,600,000 (less than 4.64% of the total shares outstanding)

Comment 13. We notice the second paragraph states the put notice will be the “greater” of the $250,000 or the calculated amount, however, section 2b of the Agreement uses the word, “equal.”  Revise to use the word, “equal,” clarify if the Company can choose either amount, and disclose when the Company anticipates issuing the first put.

Response 13.  The company has revised the disclosure to reflect the foregoing.

Risk Factors, page 8

Existing stockholders could experience substantial dilution …, page 14

Comment 14. Quantify here and elsewhere, as appropriate, the potential for significant dilution.

Response 14. The company has revised the disclosure to reflect the foregoing.

Plan of Distribution, page 15

Comment 15. Revise the second paragraph to state that before any agent, broker, dealer, or otherwise, sells any of the shares registered here, a post-effective amendment will be filed to name anyone receiving compensation for selling the shares before any sales take place.

Response 15.  The company has revised the disclosure to reflect the foregoing.

Legal Proceedings, page 23

Comment 16. Disclose whether you are current in your payment obligations on the judgments against the company.

Response 16.  The company has revised the disclosure to reflect the foregoing.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

Comment 17. Please revise your next amendment to present a discussion of your critical accounting estimates. Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Your disclosures should discuss the following:

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why management believes the accounting policy is critical;

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how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future; and

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quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Response 17.  The company has revised the disclosure to reflect the foregoing.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

Comment 18. Please include a signed and dated audit report as required by Rule 2-02 of Regulation S-X.

Response 18.  The company has included a signed and dated audit report.

Statements of Operations, Page F-4

Comment 19. Please state separately, revenues as required by Rule 5-03(1) of Regulation S-X, either on the face of the Statement of Operations or in the Notes to the Consolidated Financial Statements.

Response 19.  All of the company’s revenues are “earned commissions”. The company does not have other types or revenues; therefore, the company believes no separately stated revenues is necessary, and specifically states “earned commissions” in the statement of operations.

Comment 20. Please revise your presentation of stock-based compensation expenses on the face of the statement of operations to allocate those expenses among cost of sales and operating expense categories, as applicable as all costs of sales, including non-cash expenses, should be included in the determination of gross profit.

Response 20.  The non-cash compensation expense was solely related to an officer of the company for managerial services rendered, and was not in any way related to the actual generation of direct sales i.e. like a broker who worked the deal. Therefore, the company believes no revision is necessary.

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page F-7

Comment 21. Please expand your accounting policy for revenue recognition to disclose how you recognize revenue for each type of investment objective and strategy you employ. Include the period over which the revenue is recognized, the method(s) you use for recognition, whether the items are presented on a net or gross basis and the specific accounting literature you use to determine the appropriateness of your policy.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Response 21.  The company has revised the disclosure to reflect the foregoing.

Part II

Recent Sales, page 43

Comment 22. With regard to the sale of the 2,000,000 shares in February, 2012, revise to disclose the gross sales price, any expenses incurred and the net proceeds to the Company. With regard to this sale and Note 10 on page F-11, please file the referenced agreement as an exhibit in the next pre-effective amendment.

Response 22.  This was a mistake because the shares were not sold or exchange for 49% ownership in the Gardens VE Limited entity. Rather they were given to Flavio Zuanier as an incentive for doing business with the Company. Subsequent to year end, the Company issued 2,000,000 shares of common stock to Flavio Zuanier in connection with the strategic alliance to give this individual incentive to conduct business with the Company; the shares were valued at par value .01. Separately, the strategic alliance entity Gardens VE Limited transferred 49% interest to CCRE a wholly owned subsidiary of the Company representing 49% of net book value of the strategic alliance Gardens VE Limited. There were neither other expenses nor net proceeds to the company in this transaction.

The company has revised the disclosure to reflect the foregoing, as follows:

Summary of Gardens VE Limited Strategic Alliance: On February 20, 2012, CCRE, a wholly owned subsidiary of Omega Commercial Finance Corp. (“Omega” or the “Company”), entered into the Strategic Alliance Agreement (the “Agreement”) with Gardens VE Limited (Company No. 07071936), a British Company (“Gardens”), and its managing member Flavio Zuanier, whereby the parties agreed to form a strategic alliance for the acquisition and refurbishment of the La Posta Golf Club & Luxury Hotel future project.  Under the Agreement, the majority owner of Gardens is responsible for the transfer of fix assets, free and clear and unencumbered into Gardens; subsequently transferring ownership interest equal to forty-nine (49%) percent in of Gardens VE Limited at no cost to CCRE. Separately, the Company offered at no cost to Flavio Zunnier 2,000,000 shares of restricted common stock shares as an incentive to conduct business with CCRE because it’s has no track record in the commercial real estate development sector as well as the parent Company.

Exhibits

Comment 23. Please file your legal opinion in the next amendment.

Response 23.  The company has filed the legal opinion herewith.

Finally, we acknowledge the following:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:  /s/ Laura Anthony

        Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832